EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2018 Financial Results; Provides First Quarter 2019 Guidance

Company Meets Q4 2018 Revenue, Gross Margin Guidance, Including a Revaluation Gain on Investment, EPS Exceeds Guidance

Provides Q1 2019 Guidance Revenue to Decrease 14% to 19% Sequentially, Gross Margin to be around 23%, and IFRS Loss per Diluted ADS to be around 1.0 to 3.0 Cents

  Q4 revenue increased 1.4% sequentially to $191.0M, in line with the Company’s guidance
  Product sales: large driver ICs, 38.9% of revenue, up 12.0% QoQ; small and medium-sized driver ICs, 41.8% of revenue, down 6.0% QoQ; non-driver products, 19.3% of revenue, down 0.5% QoQ
  Q4 IFRS gross margin was 24.3%, up 90 bps sequentially due to improved product mix
  Q4 IFRS earnings was $8.5M, or 4.9 cents per diluted ADS, higher than guidance of around 1.5 to 3.6 cents. The better-than-expected earnings were due to a revaluation gain of 1.7 cents per diluted ADS from an AI startup investment made in November 2017
  Q4 Non-IFRS earnings was $8.7M, or 5.0 cents per diluted ADS, higher than guidance of around 1.7 to 3.8 cents. The better-than-expected earnings were due to a revaluation gain of 1.7 cents per diluted ADS from an investment mentioned above
  FY 2018 revenue increased 5.6% YoY to $723.6M and gross margin came in at 23.3%. FY 2018 IFRS profit was 5.0 cents per diluted ADS; non-IFRS profit was 7.5 cents per diluted ADS. EPS included a revaluation gain on investment of 1.2 cents
  Positive on the trend of higher TDDI penetration in smartphone in 2019 while challenged by the anticipated lackluster sales of global smartphone market and the expected decline of TDDI’s average sales prices as competition intensifies. Expect 1Q19 TDDI revenue to decline
  Expect a much lower volume of WLO shipment in 1Q19 sequentially as per the anchor customer’s demand forecast
  3D sensing adoption remains low for the Android smartphone makers due to the prevailing high hardware cost, long development lead time required for integration and the lack of killer applications which is limited to phone unlock and online payment
  Reacting to Android smartphone makers’ lukewarm response, the Company is working on the next generation 3D sensing with an aim to leapfrog the market by providing high performance, easy to adopt and cost friendly total solutions, targeting majority of the Android smartphone players. The development progress in on track
  Company remains positive on its long-term business outlook

TAINAN, Taiwan, Feb. 19, 2019 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter ended December 31, 2018.

In the fourth quarter 2018, Himax delivered solid growth in the areas of TDDI, WLO and large display driver IC as anticipated. Reflecting seasonality, inventory correction by smartphone customers and a stagnating smartphone demand, first quarter 2019 revenue and gross margin is set to decrease sequentially. Looking into 2019, on the backdrop of an uncertain global economy, the TV panel market is overshadowed by concerns of over-supply and the global smartphone sales are projected to suffer some decline. Himax is targeting some top line growth with upside momentum coming from TV and automotive markets as well as significantly more TDDI shipments for smartphone application, where the Company only made a small amount of shipment last year when it suffered from foundry capacity shortage. Himax will continue to advance its technologies across key strategic areas. Fully aware that it is operating in an uncertain macro environment, the Company is also putting cost control at the top of its agenda list, targeting to continuing R&D activities across all its strategic areas without raising R&D expenses from the last year. Total opex is budgeted to be at around the same level as that of last year excluding the anticipated increase in depreciation arising primarily from the construction of the new fab.

“For large display driver IC business in 2019, while the market is facing the challenge of potential oversupply, we are seeing continued strength in our business, backed by our core customers’ solid leading customer engagements and ongoing capacity expansions. After a lot of engineering efforts, we are now better prepared than last year in terms getting the right foundry capacity support from our strategic vendors and have also successfully secured additional COF packaging capacity to meet our customers’ TV and monitor demands. Nevertheless, our Q1 large display driver business is likely to decrease by high single digit sequentially due to seasonality and customers’ inventory correction,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“For the small and medium-sized business in 2019, while we are positive on the trend of higher TDDI penetration in smartphone and our much improved TDDI supply, our TDDI business will nevertheless be challenged by the anticipated lackluster sales of global smartphone market and the expected decline of TDDI’s average sales price as competition intensifies. To gain market share in 2019, we are working to secure more design wins by offering new generation TDDI solutions. The new solutions can enable narrow bezel panel design without the usage of COF packaging, which not only is costly but also suffers from serious supply constraint. Several leading panel makers are now sampling panels with its new TDDI solution. Reflecting seasonality, weak global smartphone market and traditional discrete driver IC is being quickly replaced by TDDI and AMOLED, our Q1 sales into the smartphone market is expected to decrease close to 30% sequentially. In our automotive business segment, the demands for more sophisticated and higher performing displays are still rising with automakers. Himax remains the leader in all key technologies including TDDI, AMOLED and local dimming timing controller for the next generation display for automotive. We are scheduled to start shipping the world’s first TDDI design for automotive displays within 2019. Q1 revenue in small and medium-sized driver IC business is set to decrease by high-teens sequentially,” said Mr. Jordan Wu.

“For the non-driver areas, we expect sequentially lower WLO shipment volume in the first quarter of 2019 as per our customer’s demand forecast. The much-reduced shipment will negatively impact our Q1 gross margin as lower utilization will lead to higher equipment depreciation and factory overhead on a per unit basis. As to the 3D sensing business, we have participated in most of the smartphone OEMs’ ongoing 3D sensing projects covering all three types of technologies, namely structured light, active stereo camera (ASC) and time-of-flight. Depending on customers’ needs, we provide 3D sensing total solution or just the projector or optics inside the module. We have highlighted in the last earnings call that the 3D sensing adoption for Android smartphone market remains low. The adoption is hindered primarily by the prevailing high hardware cost of 3D sensing, the long development lead time required to integrate it into the smartphone and the lack of killer applications. Reacting to their lukewarm response, we are working on the next generation 3D sensing with an aim to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting majority of the Android smartphone players. We have a solid product roadmap and plan including new architecture, new algorithm to make it happen. We believe that 3D sensing will be widely used by more Android smartphone makers when more killer applications become available and the ecosystem is able to substantially lower the cost of adoption while offering easy to use, fully integrated total solutions, for which Himax is playing a key part. For non-driver IC business, we expect revenue to decrease by over 30% sequentially in the first quarter, driven mainly by lower WLO shipment,” said Mr. Jordan Wu.

Fourth Quarter 2018 Financial Results

The fourth quarter revenues of $191.0 million represented an increase of 1.4% sequentially and an increase of 5.5% year-over-year. The revenues increase in the quarter was attributed to the production outputs of newly added foundries for both large display driver ICs and TDDI chips. WLO shipment volume to an anchor customer also increased sequentially. Gross margin was 24.3%, up 90 basis points sequentially. IFRS earnings per diluted ADS were 4.9 cents, compared to the guidance range of 1.5 to 3.6 cents. Non-IFRS earnings per diluted ADS were 5.0 cents, compared to the guidance range of 1.7 to 3.8 cents. The better-than-expected earnings were due to a revaluation gain of 1.7 cents per diluted ADS from an AI startup investment made in November 2017.

Revenue from large display drivers was $74.2 million, up 12.0% sequentially, and up 27.1% year-over-year, driven by Chinese panel customers’ continued ramping of new LCD fabs where Himax has solid design-in penetration. Large panel driver ICs accounted for 38.9% of its total revenues for the fourth quarter, compared to 35.2% in the third quarter of 2018 and 32.3% a year ago.

Revenue for small and medium-sized display drivers came in at $79.8 million, down 6.0% sequentially and down 1.8% year-over-year. The driver ICs for the segment accounted for 41.8% of total sales for the fourth quarter, as compared to 45.1% in the third quarter of 2018 and 44.9% a year ago. Sales into smartphones were up 20.1% sequentially, thanks to higher sales from TDDI but offset by decreased shipment in traditional driver IC for smartphones. Display drivers for tablet and other consumer products also declined over 30% sequentially.

Driver IC revenue for automotive applications stayed strong for the fourth quarter reaching $32.9 million, down 3.0% sequentially but up 33% year-over-year, accounting for 21% of its driver IC revenue.

Revenues from non-driver businesses were $37.0 million, down 0.5% sequentially and down 10.8% from last year. Non-driver products accounted for 19.3% of total revenues, as compared to 19.7% in the third quarter of 2018 and 22.8% a year ago. The fourth quarter saw continued growth of WLO shipments sequentially, but CIS and timing controller experienced some decline in revenue. The year-over-year decrease was due mainly to lower WLO and timing controller shipments.

IFRS gross margin for the fourth quarter was 24.3%, up 90 basis points sequentially and down 30 basis points from the same period last year, both a result of product mix.

IFRS operating expenses were $41.0 million in the fourth quarter, down 5.3% from the preceding quarter and up 1.8% from a year ago. The year-over-year increase was primarily a result of increased R&D expenses. The sequential expense decrease was mainly caused by the difference of the $3.9 million of RSU charge, offset by R&D and salary expenses increase of $1.6 million. As an annual practice, Himax grants annual RSUs to its staff at the end of September each year, which, given all other things equal, leads to higher third quarter IFRS operating expenses compared to the other quarters of the year. The fourth quarter RSU expense was $0.02 million while it was $3.9 million in the third quarter. Excluding the RSU expense, operating expenses increased 4.0% from the previous quarter and up 2.0% year-over-year. The QoQ increase was mainly the result of higher R&D expenses during the fourth quarter.

IFRS operating margin for the fourth quarter was 2.8%, up from 2.4% in the same period last year and up from 0.4% in the prior quarter. The IFRS operating income increased 575.8% sequentially and increased 24.8% year-over-year. The sequential increase was primarily a result of higher gross margin and lower RSU expense. The year-over-year increase was a result of higher sales offset by higher operating expenses.

Fourth quarter non-IFRS operating income was $5.7 million, or 3.0% of sales, up from 2.6% for the same period last year and up from 2.9% a quarter ago.

IFRS profit for the fourth quarter was $8.5 million, or 4.9 cents per diluted ADS, compared to $0.9 million, or 0.5 cents per diluted ADS, in the previous quarter and $23.5 million, or 13.6 cents per diluted ADS, a year ago. The sequential increase was a result of higher sales, lower RSU expense and the revaluation gain on investment  mentioned earlier. The year-over-year decrease was, however, mainly the result of an investment gain of $20.7 million booked in the fourth quarter 2017 as the Company disposed of a direct investment in Q317 which accounted for 12 cents per diluted ADS. Excluding the investment gains, IFRS profit for Q4 2018 was $5.6 million or 3.2 cents per diluted ADS versus $2.8 million, or 1.6 cents per diluted ADS for Q4 2017.

Fourth quarter non-IFRS profit was $8.7 million, or 5.0 cents per diluted ADS, compared to $4.5 million, or 2.6 cents per diluted ADS last quarter and $23.8 million, or 13.8 cents per diluted ADS the same period last year. The sequential and year-over-year variance were from the same reasons stated above. Excluding the investment gains, non-IFRS profit for Q4 2018 was $5.8 million or 3.3 cents per diluted ADS versus $3.1 million or 1.8 cents per diluted ADS for Q4 2017.

Full Year 2018 Financial Results

The 2018 full year revenues totaled $723.6 million in 2018, representing a 5.6% increase over 2017.

Revenue from large panel display drivers totaled $260.5 million, an increase of 15.9% year-over-year, representing 36.0% of its total revenues, as compared to 32.8% in 2017.

Small and medium-sized driver sales totaled $325.7 million, an increase of 6.8% year-over-year, representing 45.0% of its total revenues, as compared to 44.5% in 2017.

Non-driver products sales totaled $137.4 million, a decrease of 11.6% year-over-year, representing 19.0% of its total sales, as compared to 22.7% a year ago. The year-over-year decrease was due mainly to certain one-off customer reimbursement totaling $13.3 million booked in Q3 2017 in relation to the AR goggle business. Excluding $13.3 million, the year-over-year decrease was 3.3%.

Gross margin in 2018 was 23.3%, down from 24.4% in 2017. The year-over-year decrease was due primarily to the one-off customer reimbursement in 2017 mentioned above.

IFRS operating expenses were $165.5 million, up $6.9 million or 4.3% compared to last year. The increase was primarily the result of increased R&D, salary and depreciation expenses offset by reduced RSU charge.

2018 IFRS operating income of $3.4 million represented a 59.5% decrease versus 2017 mainly for higher operating expenses.

IFRS profit for the year was $8.6 million, or 5.0 cents per diluted ADS, versus $27.7 million or 16.1 cents per diluted ADS, a decline of 69.0% from last year. Excluding the investment gains that the Company has described earlier, IFRS EPS for the year was 3.8 cents versus 4.1 cents from last year.

Non-IFRS profit for 2018 was $12.9 million, or 7.5 cents per diluted ADS, down 61.9% year-over-year. Again, the year-over-year decline was due mainly to the investment gains mentioned above. Excluding the investment gains, Non-IFRS EPS for the year was 6.3 cents versus 7.7 cents from last year.

Balance Sheet and Cash Flow

Himax had $117.7 million of cash, cash equivalents and other financial assets as of the end of December 2018, compared to $148.9 million at the same time last year and $102.9 million a quarter ago. On top of the cash position, restricted cash was $164.3 million at the end of the quarter, same to the preceding quarter and up from $147.0 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term borrowing for the same amount.

Himax’s year-end inventories were $162.6 million, up from $145.8 million a quarter ago and up from $135.2 million at the same time last year. Accounts receivable at the end of December 2018 were $189.3 million as compared to $188.8 million a year ago and $187.6 million last quarter. DSO was 95 days, as compared to 101 days a year ago and 96 days at end of the last quarter.

Net cash inflow from operating activities for the fourth quarter was $2.3 million as compared to an inflow of $8.3 million for the same period last year and an inflow of $2.2 million last quarter. Cash inflow from operations in 2018 was $4.0 million as compared to $29.4 million in 2017. 2018’s operating cash flow was lower mainly because, in response to capacity shortage of foundry and certain packaging material, Himax had to keep the inventory level higher than usual. The trend may continue into this year.

Fourth quarter capital expenditures were $5.2 million, versus $15.5 million a year ago and $8.2 million last quarter. The fourth quarter capex consisted mainly of ongoing payments for the new building’s construction, WLO capacity expansion and installation of active alignment capacity to support its 3D sensing business. Total capital expenditure for the year was $49.7 million, versus $39.3 million a year ago of which $7.6 million was for the investment of design tools and R&D related equipment related to our traditional IC design business.

Other capital expenditure mainly investment in land, a new office building and capacity expansion for 3D sensing business, was $42 million in 2018 versus $33 million in 2017. In 2019, we anticipate continued payments for the above capex items to be totaling around $39 million including land payment of $27.7 million, which will conclude the current phase of capital expenditure.

Share Buyback Update

As of December 31, 2018, Himax had 172.1 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.6 million.

Q1 2019 Outlook

In the fourth quarter 2018, Himax delivered solid growth in the areas of TDDI, WLO and large display driver IC despite weak sentiment in the overall consumer electronics markets. Looking into 2019, on the backdrop of an uncertain global economy, the TV panel market is overshadowed by concerns of over-supply and the global smartphone sales are projected to suffer some decline. Himax is, however, still targeting some top line growth with upside momentum coming from TV and automotive markets as well as significantly more TDDI shipments for smartphone application, where the Company only made a small amount of shipment last year as it suffered from foundry capacity shortage. Himax will continue to advance its technologies across key strategic areas. These include, among others, next generation display driver technology for 8K TV and AMOLED, 3D sensing for both mobile phone and non-mobile phone applications and ultra-low power smart sensing where we are seeing rising momentum in new applications such as smart home. Himax is fully aware it’s operating in an uncertain macro environment, the Company is also putting cost control at the top of its agenda list, targeting to continuing R&D activities across all its strategic areas without raising expenses from the last year. Total OPEX is budgeted to be at around the same level as that of last year excluding the anticipated increase in depreciation arising primarily from the construction of the new fab described above.

Comparing to the fourth quarter 2018 revenues, Himax expects high single digit decline for large display driver ICs, around high-teens decline for small and medium-sized display driver IC and over 30% decline for its non-driver IC business in the first quarter 2019.

Display Driver IC Market
LDDIC
Large display driver IC business enjoyed strong growth in the second half of 2018 as 4K TV penetration continued to rise globally and China continued to ramp brand new advanced generation LCD fabs.  Looking into 2019, while the market is facing the challenge of potential oversupply, Himax is seeing continued strength in its business, backed by its strong design-ins with certain LCD makers who are leading the market in capacity and brand customer engagements. Equally important, after a lot of engineering efforts, the Company is now better prepared than last year in terms getting the necessary capacity support from its strategic vendors. Notably, most of Himax’s panel customers have completed qualifications of its new foundry with their key customers and Himax has also successfully secured additional COF packaging capacity to meet its customers’ TV and monitor demands. Nevertheless, for the first quarter, Himax expects large display driver business to decrease by high single digit sequentially due to seasonality and customers’ inventory correction.

A number of TV makers showcased their 8K TV technology at the recent CES. One of its industry leading customers will be launching a new 8K TV model with Himax technology inside in March. With its cost still high and true 8K content still scarce, 8K TV is unlikely to generate much sale in 2019. But 8K TV is a strategic area for Himax because of its much higher display driver and timing controller contents and high technical barrier of entry. The Company is encouraged by the recent establishment of the 8K Association to help develop 8K TV ecosystem and accelerate its adoption. Besides TV, the Company is working with panel customers to deploy 8K technology to new areas such as high-end gaming PC and professional-purpose monitors.

SMDDIC
With the ramping of the newly added foundry, the Company’s capacity constraint for TDDI shipment has largely been alleviated. In Q4 2018, Himax was able to fulfill more customer orders with improved supply, thereby greatly increased the TDDI revenue of Q4 2018 from the previous quarter. Another notable milestone for TDDI during Q4 was that Himax secured a marquee design win from a major Korean smartphone maker and are already making mass production shipment in the first quarter, although starting with a relatively modest volume.

While the Company is positive on the trend of higher TDDI penetration in smartphone in 2019 and its much improved TDDI supply, Himax’s TDDI business will nevertheless be challenged by the anticipated weak lackluster sales of global smartphone market and the expected decline of TDDI’s average sales price as competition intensifies. To gain market share in 2019, Himax is working to secure more design wins by offering new generation TDDI solutions. The new solutions can enable narrow bezel panel design without the usage of COF packaging, which not only is costly but also suffers from serious supply constraint.  Several leading panel makers are now sampling panels with its new TDDI solution.

As expected, its traditional discrete driver IC sales into smartphone declined by over 25% sequentially in the fourth quarter as the market is being quickly replaced by TDDI and AMOLED. This segment accounted for less than 6% of its total sales in the fourth quarter and will further shrink in 2019. Combining TDDI and discrete smartphone driver, Himax's Q1 sales into the smartphone market is expected to decrease close to 30% sequentially due to seasonality and weak global smartphone market. However, the Company expects a strong second half rebound in 2019.

On AMOLED product line, Himax has been collaborating closely with leading panel makers across China for product development. Himax believes AMOLED driver ICs will be one of the long-term growth engines for its small panel driver IC business.

During the fourth quarter, its automotive business delivered a solid 33% year-over-year growth. The demands for more sophisticated and higher performing displays are still rising with automakers. Himax is pleased to see its state-of-the-art technology for super large, end-to-end automotive displays showcased at CES. In addition, the Company launched the world’s first TDDI design for automotive displays and the technology is scheduled to start shipping within 2019. Himax’s technological prowess will continue to separate it from the rest as, for the next generation display for automotive, Himax is the leader in all key technologies including TDDI, AMOLED and local dimming timing controller. Q1 revenue in this segment is, however, set to decrease close to 10% sequentially, impacted by panel customers’ inventory adjustment in response to the weak car sales momentum caused by the US-China trade tension.

Himax’s tablet and consumer electronics businesses declined more than 30% sequentially in Q4 2018, driven by weak overall market sentiment. They accounted for less than 10% of its total sales in the fourth quarter. The Company expects business in both segments to further shrink in the first quarter by high single digit sequentially.

For first-quarter small and medium-sized driver IC business, Himax expects revenue to decrease by high-teens sequentially.

Non-Driver Product Categories
The non-driver IC business segment has been the Company’s most exciting growth area and a differentiator for Himax in the past few years.

3D Sensing Solutions
Himax has participated in most of the smartphone OEMs’ ongoing 3D sensing projects covering all three types of technologies, namely structured light, active stereo camera (ASC) and time-of-flight. Depending on the customers’ needs, Himax provides 3D sensing total solution or just the projector module or optics inside the module. We have highlighted in the last earnings call that the 3D sensing adoption for Android smartphone market remains low. The adoption is hindered primarily by the prevailing high hardware cost of 3D sensing and the long development lead time required to integrate it into the smartphone. Instead of 3D sensing, most of the Android phone makers have chosen the lower cost finger print technology which can achieve similar phone unlock and online payment functions with somewhat compromised user experience. Reacting to their lukewarm response, Himax is working on the next generation 3D sensing with its platform partners aiming to leapfrog the market by providing high performance, easy to adopt and yet cost friendly total solutions, targeting the majority of Android smartphone players. Himax has a solid product roadmap and plan including new architecture, new algorithm to make it happen. The development progress is on track and the new solution is aiming for smartphone customers’ 2020 models. Himax believes that 3D sensing will be widely used by more Android smartphone makers when more killer applications become available and the ecosystem is able to substantially lower the cost of adoption while offering easy-to-use, fully-integrated total solutions, for which Himax is playing a key part. In the meantime, Himax is working closely with a number of leading smartphone markers on multiple projects by providing projector module or critical optical components targeting their 2019 or 2020 models.

The Company has mentioned previously that 3D sensing can have a wide range of applications beyond smartphone. It has started to explore business opportunities in various industries by leveraging its SLiMTM 3D sensing total solution. Such industries are typically less sensitive to cost and always require a total solution. Himax is collaborating with Kneron, an industry leader in edge-based artificial intelligence in which we have made an equity investment, to develop an AI-enabled 3D sensing solution targeting security and surveillance markets. Himax is also working with partners/customers on new applications covering home appliances and industrial manufacturing.

WLO
As anticipated, the shipment volume to its WLO anchor customer for the fourth quarter recorded a double-digit sequential growth as a result of the customer’s large-scale adoption in more models. The overall 2018 shipment increased considerably year-over-year. However, lower first quarter volume compared to the previous quarter is expected as per the customer’s demand forecast. The much-reduced shipment will negatively impact its Q1 gross margin as lower utilization will lead to higher equipment depreciation and factory overhead on a per unit basis. Nevertheless, the Q1 revenue will still record a significant increase from the same time last year.  In addition, Himax is encouraged by the progress of the ongoing new projects with the said customer for their next generation products centering around its exceptional design know-how and mass production expertise in WLO technology.

CMOS Image Sensor
On CMOS image sensor business updates, Himax continues to make great progress with its machine-vision sensor product lines. Combining Himax’s industry leading super low power CIS and ASIC designs with Emza’s unique AI-based, ultra-low power computer vision algorithm, Himax is uniquely positioned to provide ultra-low power, smart imaging sensing total solutions. Himax is pleased with the status of engagement with leading players in areas such as connected home, smart building and security, all of which new frontiers for Himax.

For traditional human vision segments, Himax sees strong demands in laptop and increasing shipment for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
In 2018, many AR goggle devices were launched, targeting primarily niche industrial or business applications while top name multinationals continued to invest heavily to develop the ecosystem -- applications, software, operating system, system electronics, and optics. While AR goggles will take a few more years to fully realize its market potential, the Company believes LCOS remains the mainstream technology in this space. The Company’s technology leadership and proven manufacturing expertise, are evidenced by the growing list of AR goggle device customers and ongoing engineering projects. In addition, Himax continues to make great progress in developing high-end holographic head-up displays for high-end automotive. One of its customers has demonstrated its state-of-the-art HUD product with Himax LCOS inside at the 2019 CES with extremely positive market reception. LCOS for both goggle device and HUD represents much higher ASP and gross margin for Himax and represents a long-term growth driver for the Company.  In the meantime, Himax is working with various OEMs to bring LCOS microdisplays to mini projectors with revenue contribution to start from 2019.

For non-driver IC business, we expect revenue to decrease over 30% sequentially in the first quarter, driven mainly by lower WLO shipment.

First Quarter 2019 Guidance
The Company is providing the following financial guidance for the first quarter of 2019:
Net Revenue:	To decrease 14% to 19% sequentially
Gross Margin:	To be around 23%, depending on final product mix
IFRS Loss:	To be around 1.0 to 3.0 cents per diluted ADS

The first quarter is traditionally the bottom of the year in terms of sales because it has fewer working days due to the Lunar New Year holidays. Customers’ inventory correction on smartphone drivers, reflecting their conservative views for the smartphone market, will also negatively impact our first quarter sales.

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2018 EARNINGS CONFERENCE CALL

DATE:	Tuesday, February 19th, 2019
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	6147328
WEBCAST:	https://edge.media-server.com/m6/p/5gyokkwq

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EST on February 26th, 2019 (00:30 a.m. Taiwan time, February 27th, 2019) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 6147328. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 19th, 2020.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,984 patents granted and 490 patents pending approval worldwide as of December 31st, 2018. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2017 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.twwww.himax.com.tw

Investor Relations - US Representative
John Mattio, President
Lamnia International
Tel: +1-203-885-1058
Email: jmattio@lamniaintl.comwww.lamniaintl.com

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		Three Months Ended September
	2018	2017	30, 2018

Revenues	$191,006	$181,081	$188,383

Costs and expenses:
Cost of revenues	144,624	136,499	144,241
Research and development	30,424	29,387	32,129
General and administrative	5,650	5,401	5,635
Sales and marketing	4,969	5,515	5,588
Total costs and expenses	185,667	176,802	187,593

Operating income	5,339	4,279	790

Non operating income (loss):
Interest income	605	554	603
Changes in fair value of financial assets at fair value through profit or loss	2,104	23,064	(44)
Foreign currency exchange losses, net	(68)	(322)	(285)
Finance costs	(337)	(250)	(378)
Share of profit (losses) of associates	1,397	(483)	(549)
Other income	176	10	9
	3,877	22,573	(644)
Profit before income taxes	9,216	26,852	146
Income tax expense	1,390	3,989	26
Profit for the period	7,826	22,863	120
Loss attributable to noncontrolling interests	637	681	769
Profit attributable to Himax Technologies, Inc. stockholders	$8,463	$23,544	$889

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.049	$0.136	$0.005
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.049	$0.136	$0.005

Basic Weighted Average Outstanding ADS	172,540	172,499	172,500
Diluted Weighted Average Outstanding ADS	172,556	172,518	172,530

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2018	2017

Revenues	$723,605	$685,167

Costs and expenses:
Cost of revenues	554,690	518,142
Research and development	123,037	117,662
General and administrative	21,823	20,461
Sales and marketing	20,670	20,543
Total costs and expenses	720,220	676,808

Operating income	3,385	8,359

Non operating income (loss):
Interest income	2,429	2,225
Changes in fair value of financial assets at fair value through profit or loss	2,036	23,226
Foreign currency exchange losses, net	(369)	(1,659)
Finance costs	(1,232)	(878)
Share of losses of associates	(1,095)	(1,200)
Other income	1,866	19
	3,635	21,733
Profit before income taxes	7,020	30,092
Income tax expense	994	4,554
Profit for the period	6,026	25,538
Loss attributable to noncontrolling interests	2,543	2,142
Profit attributable to Himax Technologies, Inc. stockholders	$8,569	$27,680

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.050	$0.161
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.050	$0.161

Basic Weighted Average Outstanding ADS	172,510	172,425
Diluted Weighted Average Outstanding ADS	172,534	172,452

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)
The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2018	2017	2018
Share-based compensation
Cost of revenues	$-	$24	$66
Research and development	13	40	3,037
General and administrative	2	14	367
Sales and marketing	4	15	513
Income tax benefit	(4)	(13)	(865)
Total	$15	$80	$3,118

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$310	$247	$631
Income tax benefit	(78)	(99)	(167)
Total	$232	$148	$464

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Twelve Months Ended December 31,
	2018	2017
Share-based compensation
Cost of revenues	$90	$204
Research and development	3,165	5,222
General and administrative	387	723
Sales and marketing	544	995
Income tax benefit	(894)	(1,525)
Total	$3,292	$5,619

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$1,433	$985
Income tax benefit	(387)	(395)
Total	$1,046	$590

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2018	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$106,437	$90,946	$138,023
Financial assets at amortized cost	11,229	12,001	10,358
Financial assets at fair value through profit or loss	-	-	521
Accounts receivable, net	189,279	187,613	188,774
Inventories	162,561	145,812	135,200
Income taxes receivable	72	45	53
Restricted deposit	164,326	164,328	147,000
Other receivable from related parties	2,780	2,840	3,250
Other current assets	17,731	18,728	39,442
Total current assets	654,415	622,313	662,621
Financial assets at fair value through profit or loss	9,768	1,529	1,600
Financial assets at fair value through other comprehensive income	791	772	1,522
Equity method investments	4,064	9,356	10,739
Property, plant and equipment, net	111,067	109,198	84,575
Deferred tax assets	13,904	7,851	7,713
Goodwill	28,138	28,138	28,138
Other intangible assets, net	10,778	12,899	2,899
Restricted deposit	130	131	470
Other non-current assets	3,623	2,695	2,916
	182,263	172,569	140,572
Total assets	$836,678	$794,882	$803,193
Liabilities and Equity
Current liabilities:
Short-term borrowings	$184,000	$164,000	$147,000
Financial liability at amortized cost	5,071	5,071	4,837
Accounts payable	150,500	141,553	139,933
Income taxes payable	6,007	1,839	7,285
Other payable to related party	3,797	2,250	2,200
Other current liabilities	41,780	37,799	42,471
Total current liabilities	391,155	352,512	343,726
Net defined benefit liabilities	151	1,123	1,152
Deferred tax liabilities	1,759	2,692	111
Other non-current liabilities	1,326	2,760	4,616
	3,236	6,575	5,879
Total liabilities	394,391	359,087	349,605
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	104,749	106,781	104,427
Treasury shares	(8,819)	(8,819)	(8,878)
Accumulated other comprehensive income	(549)	(1,820)	(446)
Retained earnings	244,157	236,299	253,210
Equity attributable to owners of Himax Technologies, Inc.	446,548	439,451	455,323
Noncontrolling interests	(4,261)	(3,656)	(1,735)
Total equity	442,287	435,795	453,588
Total liabilities and equity	$836,678	$794,882	$803,193

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September
	2018	2017	30, 2018

Cash flows from operating activities:
Profit for the period	$7,826	$22,863	$120
Adjustments for:
Depreciation and amortization	4,869	5,098	5,180
Expected credit loss recognized on accounts receivable	100	155	-
Share-based compensation expenses	19	93	205
Gain on disposals of property, plant and equipment	-	(1)	-
Changes in fair value of financial assets at fair value through profit or loss	(2,104)	(23,064)	44
Interest income	(605)	(554)	(603)
Finance costs	337	250	378
Income tax expense	1,390	3,989	26
Share of losses (profits) of associates	(1,397)	483	549
Inventories write downs	6,003	3,418	5,200
Foreign currency exchange losses of financial assets	9	-	167
	16,447	12,730	11,266
Changes in:
Accounts receivable	(1,766)	(5,901)	(11,327)
Inventories	(22,752)	(8,506)	(8,935)
Other receivable from related parties	60	-	(37)
Other current assets	(583)	(346)	(461)
Accounts payable	8,947	14,380	12,691
Other payable to related party	1,547	850	50
Net defined benefit liabilities	(99)	(52)	(2)
Other current liabilities	1,770	(4,709)	(706)
Other non-current liabilities	(491)	(590)	(127)
Cash generated from operating activities	3,080	7,856	2,412
Interest received	916	883	265
Interest paid	(216)	(170)	(309)
Income tax paid	(1,445)	(273)	(165)
Net cash provided by operating activities	2,335	8,296	2,203

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(5,218)	(15,537)	(8,159)
Proceeds from disposal of property, plant and equipment	-	87	1
Acquisitions of intangible assets	(582)	(175)	(140)
Acquisitions of financial assets at amortized cost	(737)	(756)	(997)
Proceeds from disposals of financial assets at amortized cost	1,556	-	901
Acquisitions of financial assets at fair value through profit or loss	(7,644)	(4,934)	(6,858)
Proceeds from disposals of financial assets at fair value through profit or loss	7,626	15,088	6,939
Proceeds from capital reduction of investment	55	-	-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September
	2018	2017	30, 2018
Acquisitions of equity method investments	$(2,093)	$(6,945)	$-
Decrease (increase) in refundable deposits	78	(82)	4
Releases of restricted deposit	3	195	1
Cash paid for loan made to related parties	-	(1,750)	-
Cash received from loan made to related party	-	2,650	-
Net cash used in investing activities	(6,956)	(12,159)	(8,308)

Cash flows from financing activities:
Payments of cash dividends	-	-	(17,210)
Proceeds from issuance of new shares by subsidiaries	-	105	-
Pledge of restricted deposit	-	-	(17,000)
Proceeds from short-term borrowings	47,000	27,000	57,000
Repayments of short-term borrowings	(27,000)	(27,000)	(40,000)
Net cash provided by (used in) financing activities	20,000	105	(17,210)
Effect of foreign currency exchange rate changes on cash and cash equivalents	112	299	(219)
Net increase (decrease) in cash and cash equivalents	15,491	(3,459)	(23,534)
Cash and cash equivalents at beginning of period	90,946	141,482	114,480
Cash and cash equivalents at end of period	$106,437	$138,023	$90,946

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2018	2017

Cash flows from operating activities:
Profit for the period	$6,026	$25,538
Adjustments for:
Depreciation and amortization	20,327	16,680
Expected credit loss recognized on accounts receivable	290	155
Share-based compensation expenses	408	997
Gain on disposals of property, plant and equipment	-	(26)
Gain on re-measurement of the pre-existing relationships in a business combination	(1,662)	-
Changes in fair value of financial assets at fair value through profit or loss	(2,036)	(23,226)
Interest income	(2,429)	(2,225)
Finance costs	1,232	878
Income tax expense	994	4,554
Share of losses of associates	1,095	1,200
Inventories write downs	17,724	12,298
Foreign currency exchange losses of financial assets	294	-
	42,263	36,823
Changes in:
Accounts receivable	(794)	(1,665)
Inventories	(45,085)	2,250
Other current assets	(1,511)	969
Accounts payable	10,567	(2,336)
Accounts payable to related party	-	(576)
Other payable to related party	1,597	2,200
Net defined benefit liabilities	(128)	(9)
Other current liabilities	753	5,424
Other non-current liabilities	(458)	(604)
Cash generated from operating activities	7,204	42,476
Interest received	2,361	2,165
Interest paid	(877)	(565)
Income tax paid	(4,679)	(14,683)
Net cash provided by operating activities	4,009	29,393

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(49,672)	(39,292)
Proceeds from disposals of property, plant and equipment	1	115
Acquisitions of intangible assets	(925)	(526)
Acquisitions of financial assets at amortized cost	(4,766)	(5,572)
Proceeds from disposals of financial assets at amortized cost	3,514	744
Acquisitions of financial assets at fair value through profit or loss	(26,277)	(41,523)
Proceeds from disposals of financial assets at fair value through profit or loss	48,764	56,375
Acquisition of business	(700)	-
Acquisition of a subsidiary, net of cash acquired	(3,301)	-
Proceeds from capital reduction of investment	55	132

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2018	2017
Acquisition of equity method investments	$(2,093)	$(9,175)
Decrease (increase) in refundable deposits	87	(120)
Releases (pledges) of restricted deposit	14	(146)
Cash paid for loan made to related parties	(780)	(3,250)
Cash received from loan made to related party	-	7,150
Income tax paid for disposal of financial assets at fair value through profit or loss	(2,187)	-
Net cash used in investing activities	(38,266)	(35,088)

Cash flows from financing activities:
Payments of cash dividends	(17,210)	(41,281)
Proceeds from issuance of new shares by subsidiary	11	105
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	-	4
Acquisitions of noncontrolling interests	-	(42)
Pledge of restricted deposit	(17,000)	(9,000)
Proceeds from short-term borrowings	131,000	151,161
Repayments of short-term borrowings	(94,000)	(142,161)
Net cash provided by (used in) financing activities	2,801	(41,214)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(130)	480
Net decrease in cash and cash equivalents	(31,586)	(46,429)
Cash and cash equivalents at beginning of period	138,023	184,452
Cash and cash equivalents at end of period	$106,437	$138,023

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September
	2018	2017	30, 2018
Revenues	$191,006	$181,081	$188,383
Gross profit	46,382	44,582	44,142
Add: Share-based compensation – cost of revenues	-	24	66
Gross profit excluding share-based compensation	46,382	44,606	44,208
Gross margin excluding share-based compensation	24.3%	24.6%	23.5%
Operating income	5,339	4,279	790
Add: Share-based compensation	19	93	3,983
Operating income excluding share-based compensation	5,358	4,372	4,773
Add: Acquisition-related charges –intangible assets amortization	310	247	631
Operating income excluding share-based compensation and acquisition-related charges	5,668	4,619	5,404
Operating margin excluding share-based compensation and acquisition-related charges	3.0%	2.6%	2.9%
Profit attributable to Himax Technologies, Inc. stockholders	8,463	23,544	889
Add: Share-based compensation, net of tax	15	80	3,118
Add: Acquisition-related charges, net of tax	232	148	464
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	8,710	23,772	4,471
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	4.6%	13.1%	2.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Twelve Months Ended December 31,
	2018	2017
Revenues	$723,605	$685,167
Gross profit	168,915	167,025
Add: Share-based compensation – cost of revenues	90	204
Gross profit excluding share-based compensation	169,005	167,229
Gross margin excluding share-based compensation	23.4%	24.4%
Operating income	3,385	8,359
Add: Share-based compensation	4,186	7,144
Operating income excluding share-based compensation	7,571	15,503
Add: Acquisition-related charges –intangible assets amortization	1,433	985
Operating income excluding share-based compensation and acquisition-related charges	9,004	16,488
Operating margin excluding share-based compensation and acquisition-related charges	1.2%	2.4%
Profit attributable to Himax Technologies, Inc. stockholders	8,569	27,680
Add: Share-based compensation, net of tax	3,292	5,619
Add: Acquisition-related charges, net of tax	1,046	590
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	12,907	33,889
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1.8%	4.9%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2018	2018
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.049	$0.050
Add: Share-based compensation per ADS	$0.000	$0.019
Add: Acquisition-related charges per ADS	$0.001	$0.006

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.050	$0.075

Numbers do not add up due to rounding

Note: Beginning January 1, 2018, Himax has adopted International Financial Reporting Standards ("IFRS") to prepare its consolidated financial statements. The fourth quarter 2017 and 2017 full year reconciliation comparison table is included in the Company’s first quarter 2018 earnings press release.